Exhibit 99.1

Date: May 29, 2020	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities

AMENDED Subject: GREAT PANTHER MINING LIMITED
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 07, 2020
Record Date for Voting (if applicable) :	May 07, 2020
Beneficial Ownership Determination Date :	May 07, 2020
Meeting Date :	June 24, 2020
Meeting Location (if available) :	Virtual Meeting (Amended)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	39115V101	CA39115V1013

Sincerely, Computershare Agent for GREAT PANTHER MINING LIMITED